SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: March 3, 2021

3.	Auditor’s opinion

	FY 2020	FY 2019
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2020	FY 2019
Total Assets	35,071,522,695,879	35,574,562,414,792
Total Liabilities	22,334,584,392,324	23,086,281,885,144
Total Shareholders’ Equity	12,736,938,303,559	12,488,280,529,651
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	24,230,124,227,625	23,475,567,487,286
Operating Income	-29,116,374,583	-1,359,381,867,172
Ordinary Income	-595,097,624,603	-3,344,241,721,215
Net Income	-70,635,680,744	-2,872,078,218,445
Total Shareholders’ Equity / Capital Stock	712%	698%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Impairment test for Display CGU

As discussed in Notes 3(j), 9 and 10 to the consolidated financial statements, the goodwill of ~~W~~45,531 million is allocated to the Group’s Display CGU. The Group’s non-financial assets as of December 31, 2020 amount to ~~W~~21,167,139 million, and a large portion of which are related to the Display CGU. The recoverable amount used by the Group in impairment test of the Display CGU is value in use based on discounted cash flow model. As a result of impairment test for Display CGU, the Group concluded that recoverable amount exceeds the carrying amount.

We identified impairment test for Display CGU as a key audit matter. Revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate used to estimate value in use for impairment test of Display CGU involve significant judgement and minor changes would have a significant effect on the results of the Group’s impairment test of Display CGU.

The primary procedures we performed to address the impairment test for Display CGU include followings:

•

We tested certain internal controls over the Group’s non-financial assets impairment test process, including controls related to development of the revenue and operating expenditures forecasts, terminal growth rate and discount rate assumptions for Display CGU.

•	We compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to accurately forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•	We performed sensitivity analysis over the terminal growth rate and discount rate assumptions to assess their impact on the Group’s impairment test.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing them against independently developed rates using publicly available market data for comparable entities; and

•	testing revenue, operating expenditures forecasts and terminal growth rate by comparing them against analyst reports and industry reports.

(ii) Assessment of recognition of deferred tax assets

As discussed in Note 24 to the consolidated financial statements, the deferred tax assets arise primarily due to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as, unused tax losses and tax credit carryforwards. The assessment of the recognition of these deferred tax assets is dependent on the generation of future taxable income of the Group. As of December 31, 2020, the Group had ~~W~~2,273,677 million of deferred tax assets in the consolidated statement of financial position and ~~W~~230,768 million of unrecognized tax credit carryforwards as of December 31, 2020, primarily related to LG Display Co., Ltd.

We identified the assessment of the recognition of the deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit forwards expire and the feasibility of planned tax strategies. The subjectivity is primarily driven by the Group’s assumptions in revenue, operating expenditures and subsidiaries’ dividend distribution, which are used to estimate the forecasted taxable income in the future.

The primary procedures we performed to address the assessment of recognition of deferred tax assets include followings:

•

We tested certain internal controls relating to the Group’s deferred tax assets recognition process, including controls related to the development of assumptions in determining the future taxable income and subsidiaries’ dividend distribution for each year.

•

We analyzed the Group’s estimates of taxable income, including analyzing the Group’s forecasted revenue and operating expense by comparing them with the financial budgets approved by the board of directors and historical performance.

•	We compared the forecasts of taxable income and timing of utilization of tax losses and tax credit carryforwards in prior years to actual results to assess the Group’s ability to accurately forecast.

•

We also evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards and collecting declared subsidiaries’ dividends in connection with the development of assumptions in determining subsidiaries’ dividend distribution.

•	We involved tax professionals with specialized skills and knowledge who assisted in assessing the feasibility of planned tax strategies when recognizing deferred tax assets.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether theses consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 3, 2021

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019

Assets
Cash and cash equivalents	4, 26	~~W~~	4,218,099	3,336,003
Deposits in banks	4, 26		78,652	78,757
Trade accounts and notes receivable, net	5, 14, 26, 29		3,517,512	3,154,080
Other accounts receivable, net	5, 26		144,480	474,048
Other current financial assets	6, 26, 27		52,403	70,945
Inventories	7		2,170,656	2,051,155
Prepaid income tax			114,202	114,143
Other current assets	5		803,466	969,184

Total current assets			11,099,470	10,248,315
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		114,551	109,611
Other non-current accounts receivable, net	5, 26		—	9,072
Other non-current financial assets	6, 26, 27		68,231	111,510
Property, plant and equipment, net	9, 17, 27		20,147,051	22,087,645
Intangible assets, net	10, 17		1,020,088	873,448
Deferred tax assets	24		2,273,677	1,727,122
Defined benefits assets, net	12		224,997	127,252
Other non-current assets			123,447	280,577

Total non-current assets			23,972,053	25,326,248

Total assets		~~W~~	35,071,523	35,574,563

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	3,779,290	2,618,261
Current financial liabilities	11, 26, 27		3,195,024	1,977,084
Other accounts payable	26		2,781,941	4,397,121
Accrued expenses			651,880	675,270
Income tax payable			25,004	120,034
Provisions	13		197,468	189,525
Advances received	14		333,821	925,662
Other current liabilities			42,520	82,019

Total current liabilities			11,006,948	10,984,976
Non-current financial liabilities	11, 26, 27		11,124,846	11,612,910
Non-current provisions	13		89,633	67,118
Defined benefit liabilities, net	12		1,498	1,338
Long-term advances received	14		—	320,582
Deferred tax liabilities	24		9,530	11,210
Other non-current liabilities			102,129	88,148

Total non-current liabilities			11,327,636	12,101,306

Total liabilities			22,334,584	23,086,282

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,524,297	7,503,312
Reserves	15		(163,446)	(203,021)

Total equity attributable to owners of the Controlling Company			11,401,043	11,340,483

Non-controlling interests			1,335,896	1,147,798

Total equity			12,736,939	12,488,281

Total liabilities and equity		~~W~~	35,071,523	35,574,563

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019

Revenue	16, 17, 29	~~W~~	24,230,124	23,475,567
Cost of sales	7, 18, 29		(21,587,554)	(21,607,240)

Gross profit			2,642,570	1,868,327
Selling expenses	19		(817,611)	(1,057,753)
Administrative expenses	19		(755,340)	(947,978)
Research and development expenses			(1,098,736)	(1,221,978)

Operating loss			(29,117)	(1,359,382)

Finance income	22		438,786	276,732
Finance costs	22		(802,678)	(443,247)
Other non-operating income	21		1,784,646	1,267,251
Other non-operating expenses	21		(1,999,280)	(3,097,743)
Equity in income of equity accounted investees, net	8		12,545	12,147

Loss before income tax			(595,098)	(3,344,242)
Income tax benefit	23		(524,462)	(472,164)

Loss for the year			(70,636)	(2,872,078)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		148,436	128,640
Other comprehensive income from associates	8		39	238
Related income tax	12, 23		(38,032)	(35,235)

			110,443	93,643
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		48,181	106,690
Other comprehensive income (loss) from associates	8, 23		(210)	3,925

			47,971	110,615

Other comprehensive income for the period, net of income tax			158,414	204,258

Total comprehensive income (loss) for the period		~~W~~	87,778	(2,667,820)

Profit (loss) attributable to:
Owners of the Controlling Company			(89,342)	(2,829,705)
Non-controlling interests			18,706	(42,373)

Loss for the year		~~W~~	(70,636)	(2,872,078)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			59,730	(2,636,948)
Non-controlling interests			28,048	(30,872)

Total comprehensive income (loss) for the year		~~W~~	87,778	(2,667,820)

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(250)	(7,908)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	—	93,405	—	93,405
Foreign currency translation differences		—	—	—	95,189	95,189	11,501	106,690
Other comprehensive income from associates		—	—	238	3,925	4,163	—	4,163

Total other comprehensive income (loss)		—	—	93,643	99,114	192,757	11,501	204,258

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(89,342)	—	(89,342)	18,706	(70,636)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404	—	110,404
Foreign currency translation differences		—	—	—	38,839	38,839	9,342	48,181
Other comprehensive income from associates		—	—	39	(210)	(171)	—	(171)

Total other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

Total comprehensive income for the year	~~W~~	—	—	21,101	38,629	59,730	28,048	87,778

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019

Cash flows from operating activities:
Loss for the year		~~W~~	(70,636)	(2,872,078)
Adjustments for:
Income tax benefit	23		(524,462)	(472,164)
Depreciation and amortization	9,10,18		4,134,843	3,695,051
Gain on foreign currency translation			(296,870)	(103,460)
Loss on foreign currency translation			217,287	171,966
Expenses related to defined benefit plans	12, 20		160,669	162,997
Gain on disposal of property, plant and equipment			(37,835)	(35,788)
Loss on disposal of property, plant and equipment			60,294	40,897
Impairment loss on property, plant and equipment			38,494	1,550,430
Gain on disposal of intangible assets			(111)	(552)
Loss on disposal of intangible assets			368	139
Impairment loss on intangible assets			79,593	249,450
Reversal of impairment loss on intangible assets			(1,110)	(960)
Impairment loss on other assets			—	3,602
Gain on disposal of non-current assets held for sale			—	(8,353)
Expense on increase of provisions			308,334	419,720
Finance income			(331,723)	(186,707)
Finance costs			612,164	338,419
Equity in income of equity method accounted investees, net	8		(12,545)	(12,147)
Loss on liquidation of investments in subsidiaries			72,654	—
Other income			(11,485)	(20,416)
Other expenses			—	4,451

			4,468,559	5,796,575

Changes in:
Trade accounts and notes receivable			(935,888)	(1,007,373)
Other accounts receivable			63,192	(49,443)
Inventories			(128,495)	632,359
Lease receivables			6,428	6,617
Other current assets			175,486	(288,770)
Other non-current assets			(58,641)	(38,608)
Trade accounts and notes payable			1,387,084	(394,564)
Other accounts payable			(1,152,786)	2,035,750
Accrued expenses			(9,704)	11,787
Provisions			(277,876)	(294,096)
Short-term advances received			(408,900)	(242,365)
Other current liabilities			(40,200)	27,690
Defined benefit liabilities, net			(109,801)	(65,681)
Long-term advances received			—	63,672
Other non-current liabilities			12,973	7,045

			(1,477,128)	404,020
Cash generated from operating activities			2,920,795	3,328,517
Income taxes paid			(156,997)	(252,812)
Interests received			75,424	47,276
Interests paid			(552,274)	(416,436)

Net cash provided by operating activities		~~W~~	2,286,948	2,706,545

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019

Cash flows from investing activities:
Dividends received		~~W~~	8,239	7,502
Increase in deposits in banks			(78,452)	(114,557)
Proceeds from withdrawal of deposits in banks			78,557	114,200
Acquisition of financial assets at fair value through profit or loss			(3,227)	(708)
Proceeds from disposal of financial assets at fair value through profit or loss			99	452
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	107
Proceeds from disposal of investments in equity accounted investees			2,400	16,738
Acquisition of property, plant and equipment			(2,603,545)	(6,926,985)
Proceeds from disposal of property, plant and equipment			446,193	335,446
Acquisition of intangible assets			(353,313)	(540,996)
Proceeds from disposal of intangible assets			16,996	2,468
Government grants received			118,341	248,124
Proceeds from disposal of non-current assets held for sale			—	81,351
Receipt from settlement of derivatives			24,468	21,752
Increase in short-term loans			—	(8,725)
Proceeds from collection of short-term loans			13,720	19,881
Increase in long-term loans			—	(6,465)
Increase in deposits			(2,084)	(30,680)
Decrease in deposits			1,286	5,307
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(2,319,316)	(6,755,393)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			2,238,806	1,841,008
Repayments of short-term borrowings			(2,506,420)	(1,154,911)
Proceeds from issuance of bonds			49,949	1,323,251
Proceeds from long-term borrowings			2,329,013	4,341,087
Repayments of current portion of long-term borrowings and bonds			(1,278,199)	(1,567,818)
Repayment of lease liabilities			(62,200)	(64,570)
Capital contribution from non-controlling interests			172,966	276,396
Subsidiaries’ dividends distributed to non-controlling interests			(12,086)	(6,541)

Net cash provided by financing activities			931,829	4,987,902

Net increase in cash and cash equivalents			899,461	939,054
Cash and cash equivalents at January 1			3,336,003	2,365,022
Effect of exchange rate fluctuations on cash held			(17,365)	31,927

Cash and cash equivalents at December 31		~~W~~	4,218,099	3,336,003

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2020, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2020, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2020, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2020, there are 23,525,460 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 12
LG Display High-Tech (China) Co., Ltd.(*2)	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020, Continued

(*1)

For the year ended December 31, 2020, the Controlling Company contributed ~~W~~7,242 million in cash for the capital increase by LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the year ended December 31, 2020, non-controlling shareholders contributed ~~W~~172,966 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Group’s ownership percentage in LGDCO decreased from 75% to 70% as a result.

Meanwhile, the liquidation process of LG Display Poland Sp. z o.o., a subsidiary of the Controlling Company, was completed during the year ended December 31, 2020 and the Group reclassified the comprehensive loss amounting to ~~W~~72,654 million from foreign currency translation differences to profit or loss.

In addition to the above subsidiaries, the Group has invested ~~W~~11,300 million in MMT (Money Market Trust), which is controlled by the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)	December 31, 2020				2020
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,375,795	1,351,562	24,233	11,383,528	8,063
LG Display Germany GmbH		309,702	295,599	14,103	1,440,763	1,890
LG Display Japan Co., Ltd.		365,295	359,114	6,181	1,923,132	1,105
LG Display Taiwan Co., Ltd.		319,284	301,210	18,074	1,453,734	2,363
LG Display Nanjing Co., Ltd.		1,476,667	710,717	765,950	1,487,428	99,311
LG Display Shanghai Co., Ltd.		373,503	348,609	24,894	814,964	7,237
LG Display Poland Sp. z o.o.		—	—	—	—	17,216
LG Display Guangzhou Co., Ltd.		4,081,473	3,025,937	1,055,536	2,506,152	107,163
LG Display Shenzhen Co., Ltd.		50,255	34,421	15,834	580,638	4,924
LG Display Singapore Pte. Ltd.		499,158	492,045	7,113	1,176,876	2,105
L&T Display Technology (Fujian) Limited		323,801	242,939	80,862	1,168,972	10,796
LG Display Yantai Co., Ltd.		791,520	345,930	445,590	966,393	56,735
Nanumnuri Co., Ltd.		5,659	3,323	2,336	21,062	631
LG Display (China) Co., Ltd.		2,424,290	737,462	1,686,828	1,907,421	(12,279)
Unified Innovative Technology, LLC		2,740	14	2,726	—	(1,094)
LG Display Guangzhou Trading Co., Ltd.		931,858	924,180	7,678	1,372,006	1,050
Global OLED Technology, LLC		66,691	14,369	52,322	8,899	(4,934)
LG Display Vietnam Haiphong Co., Ltd.		3,319,103	2,708,904	610,199	1,829,840	164,533
Suzhou Lehui Display Co., Ltd.		281,293	152,665	128,628	531,464	2,494
LG DISPLAY FUND I LLC		3,127	11	3,116	—	(4,353)
LG Display High-Tech (China) Co., Ltd.		7,011,443	4,346,187	2,665,256	1,249,487	57,000

	~~W~~	24,012,657	16,395,198	7,617,459	31,822,759	521,956

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2019				2019
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	961,070	942,860	18,210	9,669,140	5,366
LG Display Germany GmbH		404,852	392,824	12,028	1,715,627	5,451
LG Display Japan Co., Ltd.		296,106	290,976	5,130	2,268,430	1,641
LG Display Taiwan Co., Ltd.		473,177	457,469	15,708	1,455,596	1,671
LG Display Nanjing Co., Ltd.		1,239,381	575,137	664,244	1,428,020	13,046
LG Display Shanghai Co., Ltd.		297,068	279,362	17,706	1,001,478	7,182
LG Display Poland Sp. z o.o.		160,385	228	160,157	7,904	(3,440)
LG Display Guangzhou Co., Ltd.		2,893,673	1,949,732	943,941	2,582,137	100,726
LG Display Shenzhen Co., Ltd.		134,575	123,641	10,934	445,691	4,163
LG Display Singapore Pte. Ltd.		517,449	511,962	5,487	1,140,952	2,006
L&T Display Technology (Fujian) Limited		342,450	272,489	69,961	1,153,099	8,008
LG Display Yantai Co., Ltd.		886,198	498,890	387,308	1,273,553	34,044
Nanumnuri Co., Ltd.		5,243	3,537	1,706	22,529	292
LG Display (China) Co., Ltd.		2,026,541	329,133	1,697,408	1,978,487	(164,764)
Unified Innovative Technology, LLC		3,976	—	3,976	—	(1,104)
LG Display Guangzhou Trading Co., Ltd.		377,295	370,665	6,630	1,250,110	4,396
Global OLED Technology, LLC		81,481	21,004	60,477	8,380	(5,220)
LG Display Vietnam Haiphong Co., Ltd.		3,367,337	2,878,707	488,630	1,261,053	(253,694)
Suzhou Lehui Display Co., Ltd.		219,974	94,615	125,359	350,870	6,682
LG DISPLAY FUND I LLC		589	39	550	—	(3,532)
LG Display High-Tech (China) Co., Ltd.		6,606,874	4,188,766	2,418,108	40,766	12,503

	~~W~~	21,295,694	14,182,036	7,113,658	29,053,822	(224,577)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(d)	Information of subsidiaries which have significant non-controlling interests as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	30
Current assets	~~W~~	1,573,028	1,544,816
Non-current assets		851,262	5,466,627
Current liabilities		326,785	1,588,688
Non-current liabilities		410,677	2,757,499
Net assets		1,686,828	2,665,256
Book value of non-controlling interests		498,084	798,190
Revenue	~~W~~	1,907,421	1,249,487
Profit(Loss) for the year		(12,279)	57,000
Profit(Loss) attributable to non-controlling interests		(3,684)	17,100
Cash flows from operating activities	~~W~~	138,692	142,648
Cash flows from investing activities		(686,387)	(849,577)
Cash flows from financing activities		436,936	826,940
Effect of exchange rate fluctuations on cash held		5,367	(1,501)
Net increase (decrease) in cash and cash equivalents		(105,392)	118,510
Cash and cash equivalents at January 1		382,194	171,951
Cash and cash equivalents at December 31		276,802	290,461
Dividends distributed to non-controlling interests	~~W~~	12,086	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(In millions of won)
	2019
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest(%)		30	25
Current assets	~~W~~	817,702	1,022,736
Non-current assets		1,208,840	5,584,138
Current liabilities		327,049	1,248,446
Non-current liabilities		2,084	2,940,320
Net assets		1,697,409	2,418,108
Book value of non-controlling interests		509,718	603,799
Revenue	~~W~~	1,978,487	40,766
Profit(Loss) for the year		(164,764)	12,503
Profit(Loss) attributable to non-controlling interests		(49,429)	3,126
Cash flows from operating activities	~~W~~	427,324	(453,784)
Cash flows from investing activities		380,331	(3,520,965)
Cash flows from financing activities		(518,529)	3,487,367
Effect of exchange rate fluctuations on cash held		(3,077)	19,862
Net increase (decrease) in cash and cash equivalents		286,049	(467,520)
Cash and cash equivalents at January 1		96,145	639,471
Cash and cash equivalents at December 31		382,194	171,951
Dividends distributed to non-controlling interests	~~W~~	6,541	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2021, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2021.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Impairment assessment of non-financial assets (Note 3(j), 10)

•	Deferred tax assets and liabilities (Note 3(r), 24)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(l), 13)

•	Inventories (Note 3(d), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2019 and the significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5,10 (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4 (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (defined benefit asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract à ② Identifying performance obligations à ③ Determining transaction price à ④ Allocating the transaction price to performance obligations à ⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(p)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax, Continued

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(s)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	New Standards and Amendments Not Yet Adopted

A number of amended standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the amended standards in preparing these separate financial statements.

(i)

Interest Rate Benchmark Reform – Phase 2 (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures, K-IFRS No. 1104, Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments clarify the following accounting requirements according to market-wide reform of an interest rate:

•	application of practical expedient to account for a change in the basis;

•	temporary exceptions from applying specific hedge accounting requirements; and

•	additional disclosures related to interest rate benchmark reform.

(ii)	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116, Leases)

The amendment provides a practical expedient that permits a lessee not to assess whether rent concessions that occur as a direct consequence of the COVID-19 pandemic are lease modification if they meet the following conditions:

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021;

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; and

•	there is no substantive change to other terms and conditions of the lease

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(iii)	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016, Property, Plant and Equipment);

This amendments require an entity to recognize the proceeds from selling items produced in the manner intended by management (such as samples produced when testing whether the asset is functioning properly) and the cost of those items in profit or loss and prohibit an entity from deducting the proceeds from selling items produced before that asset is available for use from the cost of an items of property, plant and equipment.

(iv)	Amendment of Reference to the Definition of an Asset and a Liability in the Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

These amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, for liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, to apply the recognition criteria specified in those standards.

(v)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

These amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

(vi)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

These amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

The Group is currently assessing the impacts of adoption of above amended standards on the Group’s financial position and business performance and management believes that the adoption of the amended standards are expected to have no significant impact on the consolidated financial statements of the Group, except for the amendments to K-IFRS No. 1016, Property, Plant and Equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Cash	~~W~~	156	375
Demand deposits		4,217,943	3,335,628

	~~W~~	4,218,099	3,336,003

Deposits in banks
Time deposits	~~W~~	1,800	1,500
Restricted deposits (*)		76,852	77,257

	~~W~~	78,652	78,757

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	4,296,762	3,414,771

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Due from third parties	~~W~~	3,054,471	2,576,391
Due from related parties		463,041	577,689

	~~W~~	3,517,512	3,154,080

(b)	Other accounts receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	140,616	463,614
Accrued income		3,864	10,434

	~~W~~	144,480	474,048

Non-current assets
Long-term non-trade receivables	~~W~~	—	9,072

	~~W~~	144,480	483,120

Due from related parties included in other accounts receivable, as of December 31, 2020 and 2019 are ~~W~~21,189 million and ~~W~~19,431 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,516,891	143,674	(1,047)	(1,740)
1-15 days past due		1,638	1,023	—	(8)
16-30 days past due		30	522	—	—
31-60 days past due		—	782	—	(8)
More than 60 days past due		—	257	—	(22)

	~~W~~	3,518,559	146,258	(1,047)	(1,778)

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
1-15 days past due		34,626	3,512	(6)	(1)
16-30 days past due		—	598	—	(4)
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	460	3,322	477	1,281
(Reversal of) bad debt expense		587	(480)	(17)	2,041
Write-off		—	(1,064)	—	—

Balance at the end of the year	~~W~~	1,047	1,778	460	3,322

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other assets as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Advanced payments	~~W~~	34,808	6,203
Prepaid expenses		63,972	114,145
Value added tax refundable		693,623	826,730
Right to recover returned goods		11,063	22,106

	~~W~~	803,466	969,184

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

6.	Other Financial Assets

Other	financial assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	9,252	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	24	6
Financial assets carried at amortized cost
Deposits	~~W~~	8,696	9,585
Short-term loans		28,491	21,623
Lease receivables		5,940	5,695

	~~W~~	43,127	36,903

	~~W~~	52,403	70,945

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,223	9,879
Convertible securities		2,377	1,544
Derivatives(*)		111	15,640

	~~W~~	15,711	27,063

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	48	70
Financial assets carried at amortized cost
Deposits	~~W~~	22,251	21,451
Long-term loans		13,899	40,827
Lease receivables		16,322	22,099

	~~W~~	52,472	84,377

	~~W~~	68,231	111,510

(*)	Represents valuation gain from cross currency interest rate swap related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

7.	Inventories

Inventories as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Finished goods	~~W~~	785,282	730,009
Work-in-process		733,071	756,744
Raw materials		491,432	405,854
Supplies		160,871	158,548

	~~W~~	2,170,656	2,051,155

For the years ended December 31, 2020 and 2019, the amount of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs are as follows:

(In millions of won)	2020		2019
Inventories recognized as cost of sales	~~W~~	21,587,554	21,607,240
Inventory write-downs		213,932	472,885
Usage of inventory write-downs		(472,885)	(313,180)

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2020 and 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2020			2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd. (*1)	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	47,262	40%	~~W~~	50,697
WooRee E&L Co., Ltd. (*2)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		10,540	14%		7,310
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		24,493	15%		19,424
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,196	14%		19,929
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH (*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		2,609	12%		4,714

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2020			2019
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*4)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,791	10%	~~W~~	2,354
Nanosys Inc. (*5)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	3%		5,660	4%		5,183

						~~W~~	114,551		~~W~~	109,611

(*1)	During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~433 million as finance income for the investments in Paju Electric Glass Co., Ltd.
(*2)	During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~2,905 million as finance income for the investments in WooRee E&L Co., Ltd.
(*3)

During 2020, the Controlling Company recognized an impairment loss of ~~W~~2,105 million as finance cost for the investments in Cynora GmbH. As of December 31, 2020, the Controlling Company’s ownership percentage in Cynora GmbH decreased from 12.2% to 11.6% as the Controlling Company did not participate in the rights issue.

(*4)	During 2020, the Controlling Company recognized an impairment loss of ~~W~~1,239 million as finance cost for the investments in Material Science Co., Ltd.
(*5)

During 2020, the Controlling Company recognized a reversal of impairment loss of ~~W~~811 million as finance income for the investments in Nanosys Inc. As of December 31, 2020, the Controlling Company’s ownership percentage in Nanosys Inc. decreased from 4% to 3% as the Controlling Company did not participate in the rights issue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Investments in Equity Accounted Investees, Continued

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2020, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~10,540 million, ~~W~~26,700 million and ~~W~~17,180 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~7,502 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2020 and 2019 of the significant associate is as follows:

(i)	Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2020		December 31, 2019
Total assets	~~W~~	204,880	195,815
Current assets		143,086	126,314
Non-current assets		61,794	69,501
Total liabilities		85,224	66,017
Current liabilities		64,921	51,625
Non-current liabilities		20,303	14,392
Revenue		307,756	346,434
Profit for the year		9,615	13,672
Other comprehensive income (loss)		(409)	9,933
Total comprehensive income		9,206	23,605

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2020 and 2019 is as follows:

(i)	As of December 31, 2020

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	119,656	40%	47,862	—	(600)	—	47,262

(ii)	As of December 31, 2019

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra-group transaction	Impairment loss	Book value
Paju Electric Glass Co., Ltd.	~~W~~	129,798	40%	51,919	—	(789)	(433)	50,697

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2020 and 2019 is as follows:

(i)	As of December 31, 2020

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	67,289	8,510	(7)	8,503

(ii)	As of December 31, 2019

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	58,914	6,756	190	6,946

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
		2020
Company		January 1		Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	50,697	(7,739)	4,035	(164)	433	47,262
	Others		58,914	(500)	8,510	(7)	372	67,289

		~~W~~	109,611	(8,239)	12,545	(171)	805	114,551

(In millions of won)
		2019
Company		January 1		Acquisition/ Disposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	47,823	—	(6,057)	5,391	3,973	(433)	50,697
	Others		66,166	(9,807)	(1,445)	6,756	190	(2,946)	58,914

		~~W~~	113,989	(9,807)	(7,502)	12,147	4,163	(3,379)	109,611

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others	Total
Acquisition cost as of January 1, 2020	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455
Accumulated depreciation as of January 1, 2020		—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)
Accumulated impairment loss as of January 1, 2020		—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

Book value as of January 1, 2020	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Additions		—	—	—	—	2,098,911	51,754	—	2,150,665
Depreciation		—	(332,058)	(3,036,497)	(67,391)	—	(54,069)	(236,986)	(3,727,001)
Disposals		(11,266)	(31,936)	(117,538)	(2,963)	—	—	(38,345)	(202,048)
Impairment loss		—	1,074	(30,815)	8	(3,801)	—	(4,960)	(38,494)
Others (*2)		53	117,900	4,984,430	59,758	(5,481,494)	—	319,353	—
Government grants received		—	(12,647)	(93,825)	—	(11,869)	—	—	(118,341)
Effect of movements in exchange rates		—	(1,020)	(1,882)	(33)	(2,347)	(28)	(65)	(5,375)

Book value as of December 31, 2020	~~W~~	442,822	3,847,206	9,274,646	126,167	6,045,727	110,907	299,576	20,147,051

Acquisition cost as of December 31, 2020	~~W~~	442,822	7,420,854	48,174,525	735,329	6,122,364	184,036	1,021,641	64,101,571

Accumulated depreciation as of December 31, 2020	~~W~~	—	(3,457,052)	(37,582,109)	(600,912)	—	(69,130)	(697,134)	(42,406,337)

Accumulated impairment loss as of December 31, 2020	~~W~~	—	(116,596)	(1,317,770)	(8,250)	(76,637)	(3,999)	(24,931)	(1,548,183)

(*1)	As of December 31, 2020, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others	Total
Acquisition cost as of January 1, 2019	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	—	633,220	60,518,509
Accumulated depreciation as of January 1, 2019		—	(2,991,445)	(34,817,982)	(692,372)	—	—	(368,983)	(38,870,782)
Accumulated impairment loss as of January 1, 2019		—	(1,706)	(28,001)	—	(17,890)	—	—	(47,597)

Book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	—	264,237	21,600,130

Recognition of right-of-use assets on initial application of K-IFRS No. 1116		—	—	—	—	—	142,040	—	142,040

Adjusted book value as of January 1, 2019	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	142,040	264,237	21,742,170

Additions		—	—	—	—	5,878,369	29,733	—	5,908,102
Depreciation		—	(302,157)	(2,609,205)	(66,592)	—	(51,063)	(239,762)	(3,268,779)
Disposals		(7,861)	(4,958)	(559,616)	(1,622)	—	(3,594)	(16,953)	(594,604)
Impairment loss (*2)		—	(125,687)	(1,212,215)	(8,278)	(171,439)	(4,302)	(28,509)	(1,550,430)
Others (*3)		68	1,064,123	6,958,793	70,140	(8,373,047)	—	279,923	—
Government grants received		—	(83,200)	(17,028)	—	(180,448)	—	—	(280,676)
Effect of movements in exchange rates		—	21,984	30,957	884	75,958	436	1,643	131,862

Book value as of December 31, 2019	~~W~~	454,035	4,105,893	7,570,773	136,788	9,446,327	113,250	260,579	22,087,645

Acquisition cost as of December 31, 2019	~~W~~	454,035	7,381,156	43,604,721	899,053	9,618,256	169,133	823,101	62,949,455

Accumulated depreciation as of December 31, 2019	~~W~~	—	(3,154,387)	(34,810,300)	(753,987)	—	(51,581)	(534,013)	(39,304,268)

Accumulated impairment loss as of December 31, 2019	~~W~~	—	(120,876)	(1,223,648)	(8,278)	(171,929)	(4,302)	(28,509)	(1,557,542)

(*1)	As of December 31, 2019, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and impairment losses amounting to ~~W~~1,491,292 million (~~W~~1,369,371 million and ~~W~~121,921 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other non-operating expenses.

(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Capitalized borrowing costs	~~W~~	191,876	283,525
Capitalization rate		4.14%	3.74%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

10.	Intangible Assets and Non-current Asset Impairment

(a)	Changes in intangible assets for the year ended December 31, 2020 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction -in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2020	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351
Accumulated amortization as of January 1, 2020		(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)
Accumulated impairment loss as of January 1, 2020		(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

Book value as of January 1, 2020	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448
Additions - internally developed		—	—	—	284,487	—	—	—	—	—	284,487
Additions - external purchases		291,405	27,789	—	—	51,520	—	—	—	3	370,717
Amortization (*1)		(42,205)	(86,466)	—	(278,799)	—	—	(369)	—	(3)	(407,842)
Disposals		—	—	(17,252)	—	—	—	—	—	—	(17,252)
Impairment loss (*3)		—	(675)	—	(78,918)	—	—	—	—	—	(79,593)
Reversal of impairment loss		—	—	1,110	—	—	—	—	—	—	1,110
Transfer from construction-in-progress		—	54,753	—	—	(54,753)	—	—	—	—	—
Effect of movements in exchange rates		(4,031)	(887)	(10)	—	55	—	—	(1,888)	—	(4,987)

Book value as of December 31, 2020	~~W~~	436,203	194,433	29,900	301,953	12,067	—	—	45,531	1	1,020,088

Acquisition cost as of December 31, 2020	~~W~~	1,247,057	1,180,719	39,350	2,865,264	12,067	59,176	11,074	103,526	13,083	5,531,316

Accumulated amortization as of December 31, 2020	~~W~~	(781,703)	(976,747)	—	(2,352,680)	—	(37,491)	(11,074)	—	(13,082)	(4,172,777)

Accumulated impairment loss as of December 31, 2020	~~W~~	(29,151)	(9,539)	(9,450)	(210,631)	—	(21,685)	—	(57,995)	—	(338,451)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)	The Group recognized an impairment loss amounting to ~~W~~78,918 million for development projects with low feasibility to result in revenue generation after the impairment review.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

10.	Intangible Assets and Non-current Asset Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2019 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2019	~~W~~	926,969	992,139	57,560	2,142,832	36,963	59,176	11,075	104,311	13,077	4,344,102
Accumulated amortization as of January 1, 2019		(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)
Accumulated impairment loss as of January 1, 2019		—	—	(11,521)	—	—	—	—	—	—	(11,521)

Book value as of January 1, 2019	~~W~~	230,021	177,599	46,039	366,910	36,963	24,322	1,477	104,311	—	987,642
Additions - internally developed		—	—	—	437,945	—	—	—	—	—	437,945
Additions - external purchases		28,397	—	846	—	90,369	—	—	—	3	119,615
Amortization (*1)		(42,550)	(82,016)	—	(297,959)	—	(2,637)	(1,108)	—	(2)	(426,272)
Disposals		—	(239)	(1,816)	—	—	—	—	—	—	(2,055)
Impairment loss (*3)(*4)		(29,152)	(8,905)	—	(131,713)	—	(21,685)	—	(57,995)	—	(249,450)
Reversal of impairment loss		—	—	960	—	—	—	—	—	—	960
Transfer from construction-in-progress		—	111,359	—	—	(112,159)	—	—	—	—	(800)
Effect of movements in exchange rates		4,318	347	23	—	72	—	—	1,103	—	5,863

Book value as of December 31, 2019	~~W~~	191,034	198,145	46,052	375,183	15,245	—	369	47,419	1	873,448

Acquisition cost as of December 31, 2019	~~W~~	959,683	1,097,290	56,612	2,580,777	15,245	59,176	11,074	105,414	13,080	4,898,351

Accumulated amortization as of December 31, 2019	~~W~~	(739,498)	(890,281)	—	(2,073,881)	—	(37,491)	(10,705)	—	(13,079)	(3,764,935)

Accumulated impairment loss as of December 31, 2019	~~W~~	(29,151)	(8,864)	(10,560)	(131,713)	—	(21,685)	—	(57,995)	—	(259,968)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

10.	Intangible Assets and Non-current Asset Impairment, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2019, Display(AD PO) and Lighting CGUs were assessed for impairment, and the impairment losses amounting to ~~W~~133,628 million (~~W~~26,284 and ~~W~~105,344 million for Display(AD PO) and Lighting CGUs, respectively) were recognized as other non-operating expenses. The impairment amount is reduced in goodwill, customer relationships and others.

(*4)	The Group recognized an impairment loss amounting to ~~W~~117,822 million for development projects with low feasibility to result in revenue generation after the impairment review.

(c)	Development costs as of December 31, 2020 and 2019 are as follows:

(i)	As of December 31, 2020

(In millions of won and in years)
Classification	Product type	Book Value
Development completed	TV	~~W~~	20,803
	IT		51,784
	Mobile		33,097

		~~W~~	105,684

Development in process	TV	~~W~~	49,773
	IT		42,762
	Mobile		103,734

		~~W~~	196,269

		~~W~~	301,953

(ii)	As of December 31, 2019

(In millions of won and in years)
Classification	Product type	Book Value
Development completed	TV	~~W~~	22,597
	IT		26,834
	Mobile		53,350

		~~W~~	102,781

Development in process	TV	~~W~~	42,587
	IT		72,332
	Mobile		157,483

		~~W~~	272,402

		~~W~~	3751,183

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

10.	Intangible Assets and Non-current Asset Impairment, Continued

(d)	Impairment assessment on CGU with allocated goodwill

As of December 31, 2020, goodwill is allocated to the Group’s Display CGU which has a large portion of the Group’s non-current financial assets. The carrying amount of goodwill allocated to Display CGU is as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Display CGU	~~W~~	45,531	47,419

The recoverable amount of Display CGU is estimated based on its value in use. Value in use is calculated using the estimated pre-tax cash flow based on 5-year business plan approved by management. The estimated sales of the Group’s products used in the forecast was determined considering external sources and the Group’s past experience. Management estimated the future pre-tax cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. For Display CGU, the terminal growth rate and the discount rate in the estimation of value in use as of December 31, 2020 are as follows.

(In millions of won)
	Discount rate(*)		Terminal growth rate
Display CGU	~~W~~	7.0%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group.

As a result of impairment test, the Display CGU’s recoverable amount exceeds the carrying amount by ~~W~~1,663,483 million. The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model. An increase in the discount rate by 0.68% or a decrease in terminal growth rate by 0.66% would result in the estimated recoverable amount to be equal to the carrying amount of the CGU.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	394,906	696,793
Current portion of long-term borrowings and bonds		2,705,709	1,242,904
Derivatives(*)		58,875	—
Lease liabilities		35,534	37,387

	~~W~~	3,195,024	1,977,084

Non-current
Won denominated borrowings	~~W~~	2,435,000	2,692,560
Foreign currency denominated borrowings		6,584,658	6,107,117
Bonds		1,948,541	2,741,516
Derivatives(*)		108,750	20,592
Lease liabilities		47,897	51,125

	~~W~~	11,124,846	11,612,910

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2020 and 2019 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	326,400	347,340
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		68,506	61,613
Standard Chartered Bank (China) Limited and others	—		—	287,840

Foreign currency equivalent			USD 363	USD 353
			—	CNY 1,737

		~~W~~	394,906	696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	60	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.60, 2.21~3.40		3,272,500	3,330,000
Less current portion of long-term borrowings			(837,560)	(638,048)

		~~W~~	2,435,000	2,692,560

(*)	CD represents certificate of deposit.

(d)	Foreign currency denominated long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2020 (%)(*)	December 31, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML + 0.75~2.40 6ML + 1.25~1.35	~~W~~	1,680,960	1,696,177
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: LPR(5Y) + 0.44, LPR(1Y) -0.15~+0.50, 4.70		5,948,472	4,606,094

Foreign currency equivalent			USD 2,742	USD 2,767
			CNY 27,825	CNY 18,699
Less current portion of long-term borrowings		~~W~~	(1,044,774)	(195,154)

		~~W~~	6,584,658	6,107,117

(*)	LPR represents Loan Prime Rate of People’s Bank of China.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2020 and 2019 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2020 (%)	December 31, 2020		December 31, 2019
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2021 ~ February 2024	1.95~2.95	~~W~~	1,320,000	1,730,000
Privately issued bonds	May 2022 ~ May 2033	3.25~4.25		160,000	110,000
Less discount on bonds				(1,798)	(3,404)
Less current portion				(499,796)	(409,702)

			~~W~~	978,406	1,426,894

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	326,400	347,340
Privately issued bonds	April 2023	3ML + 1.47		108,800	115,780
Foreign currency equivalent				USD 400	USD 400
Less discount on bonds				(3,161)	(6,883)
Less current portion				(323,579)	—

			~~W~~	108,460	456,237
Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds	August 2024	1.50	~~W~~	861,675	858,385
Foreign currency equivalent				USD 792	USD 741

			~~W~~	1,948,541	2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding by the Controlling Company as of December 31, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption

1.  Redemption at maturity :

Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption :

The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of December 31, 2020 is as follows:

(In won and No. of shares)
	December 31, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company and certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit plan assets) recognized as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,397,542	1,481,339
Fair value of plan assets		(1,621,041)	(1,607,253)

	~~W~~	(223,499)	(125,914)

Defined benefit liabilities, net	~~W~~	1,498	1,338
Defined benefit plan assets, net		224,997	127,252

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Defined benefit obligations at January 1	~~W~~	1,481,339	1,595,423
Current service cost		163,652	194,469
Past service cost		—	(32,006)
Interest cost		35,614	42,360
Remeasurements (before tax)		(155,700)	(137,464)
Benefit payments		(124,701)	(95,675)
Curtailment of plans		—	(80,470)
Net transfers from (to) related parties		(2,645)	(5,349)
Others		(17)	51

Defined benefit obligations at December 31	~~W~~	1,397,542	1,481,339

Weighted average remaining maturity of defined benefit obligations as of December 31, 2020 and 2019 are 15.06 years and 15.12 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Fair value of plan assets at January 1	~~W~~	1,607,253	1,550,063
Expected return on plan assets		38,597	41,826
Remeasurements (before tax)		(7,264)	(8,824)
Contributions by employer directly to plan assets		101,462	186,641
Benefit payments		(119,007)	(82,266)
Net transfers from (to) related parties		—	280
Curtailment of plans		—	(80,467)

Fair value of plan assets at December 31	~~W~~	1,621,041	1,607,253

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Employee Benefits, Continued

(d)	Plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,621,041	1,607,253

As of December 31, 2020, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Current service cost	~~W~~	163,652	194,469
Past service cost		—	(32,006)
Net interest cost		(2,983)	534

	~~W~~	160,669	162,997

Expenses are recognized as following in the consolidated statements of comprehensive income (loss):

(In millions of won)	2020		2019
Cost of sales	~~W~~	122,369	119,147
Selling expenses		8,505	10,600
Administrative expenses		17,875	18,360
Research and development expenses		11,920	14,890

	~~W~~	160,669	162,997

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Balance at January 1	~~W~~	(72,326)	(165,969)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		36,769	43,644
Demographic assumptions		(2,584)	(19,952)
Financial assumptions		121,515	113,772
Return on plan assets		(7,264)	(8,824)
Group’s share of associates regarding remeasurements		39	238

	~~W~~	148,475	128,878

Income tax	~~W~~	(38,032)	(35,235)

Balance at December 31	~~W~~	38,117	(72,326)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2020 and 2019 (expressed as weighted averages) are as follows:

	December 31, 2020	December 31, 2019
Expected rate of salary increase	2.9%	3.4%
Discount rate for defined benefit obligations	2.6%	2.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2020	December 31, 2019
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2020:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(182,556)	221,953
Expected rate of salary increase		218,924	(183,720)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

13.	Provisions

Changes	in provisions for the year ended December 31, 2020 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	230,262	26,381	256,643
Additions (reversal)		309,112	(10,697)	298,415
Usage		(267,179)	(778)	(267,957)

Balance at December 31, 2020	~~W~~	272,195	14,906	287,101

Current	~~W~~	182,562	14,906	197,468
Non-current	~~W~~	89,633	—	89,633

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

In April 2019 and September 2020, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and its subsidiary, LG Display America, Inc., and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in the Mannheim District Court in Germany in April 2019. In addition, Solas OLED Ltd. filed patent infringement actions against the Controlling Company, television manufacturers and others in the Beijing Intellectual Property Court in China in May 2019. In November 2020, the Mannheim District Court issued a decision in favor of the plaintiff and at the same month the Group appealed Mannheim District Court’s November decision. The Group reached an agreement with the plaintiff for the above lawsuits in December 2020, and they are expected to be withdrawn in early 2021 through follow-up procedures.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,115 million (~~W~~1,213,120 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2020, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling	Shinhan Bank	KRW 90,000	90,000	—	—
Company		USD 60	65,280	USD 30	32,657
	Sumitomo Mitsui Banking Corporation	USD 20	21,760	—	—
	MUFG Bank	KRW 17,000	17,000	—	—
		USD 160	174,080	USD 25	27,050
	BNP Paribas	USD 125	136,000	USD 25	27,249
	ING Bank	USD 90	97,920	—	—

		USD 455	602,040	USD 80
		KRW 107,000		—	86,956

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	326,400	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	16,320	—	—
	Australia and New Zealand Banking Group Ltd.	USD 70	76,160	—	—
	KGI Bank Co., Ltd.	USD 30	32,640	—	—

LG Display Germany GmbH	BNP Paribas	USD 75	81,600	USD 75	81,551
	DZ Bank AG	USD 7	8,051	USD 7	8,051

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	435,200	USD 300	326,399
	Standard Chartered Bank	USD 600	652,800	USD 318	345,658
	Sumitomo Mitsui Banking Corporation	USD 200	217,600	USD 20	21,760

LG Display Japan Co., Ltd.	Chelsea Capital Corporation Tokyo Branch	USD 120	130,560	—	—

		USD 1,817	1,977,331	USD 720	783,419

		USD 2,272		USD 800
		KRW 107,000	2,579,371	—	870,375

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2020, the Controlling Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 150	~~W~~	163,200
Sumitomo Mitsui Banking Corporation	USD 50		54,400
Industrial Bank of Korea	USD 100		108,800
Industrial and Commercial Bank of China	USD 200		217,600
Shinhan Bank	USD 200		217,600
KB Kookmin Bank	USD 100		108,800
MUFG Bank	USD 100		108,800
The Export–Import Bank of Korea	USD 200		217,600

	USD 1,100	~~W~~	1,196,800

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~332,724 million) from Korea Development Bank for foreign currency denominated bonds and USD 2 million (~~W~~2,176 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 644 million (~~W~~107,522 million), JPY 900 million (~~W~~9,488 million), EUR 2.5 million (~~W~~3,346 million), VND 49,694 million (~~W~~2,341 million), and USD 0.5 million (~~W~~544 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2020, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2020.

Long-term supply agreement

As of December 31, 2020, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 200 million (~~W~~217,600 million) in advances received. The advances received are offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 338 million (~~W~~367,200 million) from KB Kookmin Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

14.	Contingent Liabilities and Commitments, Continued

Pledged Assets

Regarding the secured bank borrowing amounting to CNY 19,320 million (~~W~~3,225,667 million) from China Construction Bank and others, as of December 31, 2020, the Group provided its property, plant and equipment with carrying amount of ~~W~~651,466 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to December 31, 2020.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity accounted investees.

Reserves as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Foreign currency translation differences for foreign operations	~~W~~	(138,667)	(178,452)
Other comprehensive loss from associates		(24,779)	(24,569)

	~~W~~	(163,446)	(203,021)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

15.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Foreign currency translation differences for foreign operations		Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2019	~~W~~	(272,474)	(28,494)	(300,968)
Change in reserves		94,022	3,925	97,947

December 31, 2019		(178,452)	(24,569)	(203,021)

January 1, 2020		(178,452)	(24,569)	(203,021)
Change in reserves		39,785	(210)	39,575

December 31, 2020		(138,667)	(24,779)	(163,446)

16.	Revenue

Details of revenue for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Sales of goods	~~W~~	24,185,599	23,434,903
Royalties		14,167	14,409
Others		30,358	26,255

	~~W~~	24,230,124	23,475,567

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of customers for the years ended December 31, 2020 and 2019.

(a)	Revenue by geography

(In millions of won)
	2020		2019
Domestic	~~W~~	905,760	1,264,639
Foreign
China		16,677,420	15,432,503
Asia (excluding China)		2,295,727	2,404,739
United States		2,060,656	1,940,321
Europe (excluding Poland)		1,215,461	1,475,942
Poland		1,075,100	957,423

	~~W~~	23,324,364	22,210,928

	~~W~~	24,230,124	23,475,567

Sales to Company A and Company B amount to ~~W~~10,380,138 million and ~~W~~4,229,781 million, respectively, for the year ended December 31, 2020 (2019: ~~W~~8,494,720 million and ~~W~~4,501,790 million, respectively). The Group’s top ten end-brand customers together accounted for 85% of sales for the year ended December 31, 2020 (2019: 80%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2020			December 31, 2019
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	11,736,856	874,849	12,764,240	708,047
Foreign
China		6,731,052	39,396	7,391,279	34,337
Vietnam		1,663,807	7,688	1,923,764	7,630
Others		15,336	98,155	8,362	123,434

	~~W~~	8,410,195	145,239	9,323,405	165,401

	~~W~~	20,147,051	1,020,088	22,087,645	873,448

(c)	Revenue by product and services

(In millions of won)
	2020		2019
TV	~~W~~	6,706,217	7,998,137
IT (*)		10,120,668	9,062,774
Mobile and others		7,403,239	6,414,656

	~~W~~	24,230,124	23,475,567

(*)

IT consists of Monitor, Notebook and Tablet products and revenue by products and services for the year ended December 2019 are reclassified according to classification for the year ended December 31, 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Changes in inventories	~~W~~	(119,501)	640,048
Purchases of raw materials, merchandise and others		12,597,032	12,580,796
Depreciation and amortization		4,134,843	3,695,051
Outsourcing		988,899	865,935
Labor		2,866,055	3,072,877
Supplies and others		900,019	813,262
Utility		885,972	896,112
Fees and commissions		679,475	695,245
Shipping		184,105	196,002
Advertising		113,547	193,436
Warranty		309,113	418,942
Travel		61,520	95,074
Taxes and dues		141,669	109,473
Impairment loss on property, plant, and equipment		38,494	1,550,430
Impairment loss on intangible assets		79,593	249,450
Others		666,983	625,504

	~~W~~	24,527,818	26,697,637

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries (*)	~~W~~	294,055	514,736
Expenses related to defined benefit plans		26,449	29,018
Other employee benefits		68,402	77,690
Shipping		147,711	162,509
Fees and commissions		221,922	219,784
Depreciation		215,479	225,909
Taxes and dues		82,708	49,826
Advertising		113,547	193,436
Warranty		309,113	418,942
Insurance		12,985	11,386
Travel		8,296	23,594
Training		8,463	12,215
Others		63,821	66,686

	~~W~~	1,572,951	2,005,731

(*)	Expenses recognized in relation to employee termination benefits for the years ended December 31, 2020 and 2019 amount to ~~W~~1,417 million and ~~W~~218,826 million, respectively.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries and wages	~~W~~	2,326,792	2,553,485
Other employee benefits		444,090	473,916
Contributions to National Pension plan		67,241	73,148
Expenses related to defined benefit plans and defined contribution plans (*)		161,285	163,757

	~~W~~	2,999,408	3,264,306

(*)	Expenses recognized in relation to employee defined contribution plan for the years ended December 31, 2020 and 2019 amount to ~~W~~616 million and ~~W~~760 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency gain	~~W~~	1,688,838	1,174,376
Gain on disposal of property, plant and equipment		37,835	35,788
Gain on disposal of intangible assets		111	552
Reversal of impairment loss on intangible assets		1,110	960
Rental income		3,629	3,098
Gain on disposal of non-current assets held for sale		—	8,353
Others		53,123	44,124

	~~W~~	1,784,646	1,267,251

(b)	Details of other non-operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency loss	~~W~~	1,730,703	1,235,054
Other bad debt expense		—	1,379
Loss on disposal of property, plant and equipment		60,294	40,897
Impairment loss on property, plant, and equipment		38,494	1,550,430
Loss on disposal of intangible assets		368	139
Impairment loss on intangible assets		79,593	249,450
Donations		934	693
Loss on liquidation of investments in subsidiaries		72,654	—
Others		16,240	19,701

	~~W~~	1,999,280	3,097,743

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance income
Interest income	~~W~~	69,651	53,378
Foreign currency gain		336,155	135,006
Gain on disposal of investments		—	4,531
Reversal of impairment loss on investments		4,149	1,744
Gain on transaction of derivatives		24,759	21,752
Gain on valuation of derivatives		—	59,781
Gain on disposal of financial assets at fair value through profit or loss		—	138
Gain on valuation of financial assets at fair value through profit or loss		4,072	402

	~~W~~	438,786	276,732

Finance costs
Interest expense	~~W~~	370,479	172,750
Foreign currency loss		194,384	154,421
Impairment loss on investments		3,344	5,123
Loss on repayment of borrowings		794	—
Loss on sale of trade accounts and notes receivable		5,258	19,728
Loss on transaction of derivatives		291	—
Loss on valuation of derivatives		187,344	17,999
Loss on valuation of financial assets at fair value through profit or loss		2,311	4,630
Loss on valuation of financial liabilities at fair value through profit or loss		36,798	56,384
Others		1,675	12,212

	~~W~~	802,678	443,247

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency translation differences for foreign operations	~~W~~	48,181	106,690

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	48,181	106,690

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current tax expense (benefit)
Current year	~~W~~	117,215	193,691
Adjustment for prior years		(55,410)	(35,787)

	~~W~~	61,805	157,904

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(319,496)	(963,385)
Change in unrecognized deferred tax assets(*)		(266,771)	333,317

	~~W~~	(586,267)	(630,068)

Income tax benefit	~~W~~	(524,462)	(472,164)

(*)

The 2020 amount includes tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws (extension of tax credit carryforward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credits.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020				2019
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	148,436	(38,032)	110,404	128,640	(35,235)	93,405
Foreign currency translation differences for foreign operations		48,181	—	48,181	106,690	—	106,690
Change in equity of equity method investee		(172)	—	(172)	4,163	—	4,163

	~~W~~	196,445	(38,032)	158,413	239,493	(35,235)	204,258

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)	2020			2019
Loss for the year	~~W~~		(70,636)		(2,872,078)
Income tax benefit			(524,462)		(472,164)

Loss before income tax			(595,098)		(3,344,242)

Income tax benefit using the statutory tax rate of each country		31.55%	(187,754)	23.94%	(800,660)
Non-deductible expenses		(2.32%)	13,789	(0.95%)	31,649
Tax credits		12.61%	(75,051)	1.47%	(49,269)
Change in unrecognized deferred tax assets(*1)		44.83%	(266,771)	(9.97%)	333,318
Adjustment for prior years (*2)		9.31%	(55,410)	1.07%	(35,787)
Effect on change in tax rate		(1.24%)	7,386	(0.40%)	13,353
Others		(6.61%)	39,349	(1.05%)	35,232

Income tax benefit	~~W~~		(524,462)		(472,164)

Effective tax rate			(*3)		(*3)

(*1)

The 2020 amount includes tax effect from recognizing previously unrecognized deferred tax assets in relation to tax credit carry forwards due to amendments to tax laws (extension of tax credit carryforward period from 5 years to 10 years and others) resulting in increase of probability for utilization of tax credits.

(*2)

Adjustment for prior years in 2020 consist of additional use of tax credits in amended tax returns and others. Adjustment for prior years in 2019 consist of additional use of tax credits in amended tax returns and expected amount of income tax refund in relation to the transfer price investigation and others.

(*3)	Actual effective tax rate are not calculated due to loss before income tax.

(d)	Tax uncertainties

In relation to transfer price investigations conducted in subsidiaries located in China, the mutual agreement procedures between tax authorities of the Republic of Korea and China are in progress since 2019. Upon completion of the above process, double taxation is expected to be eliminated. During the year ended December 31, 2019, the Group recognized current tax assets of ~~W~~109,222 million in connection with the above and there is no change for the year ended December 31, 2020.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2020, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~96,405 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards which are primarily related to Korea is dependent on whether sufficient taxable income will be generated prior to their expiration and planned tax strategies are feasible. As of December 31, 2020, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030
Tax credit carryforwards	~~W~~	230,768	10,278	48,578	48,293	82,707	40,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2019

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Other accounts receivable, net	~~W~~	—	—	(13)	(4,364)	(13)	(4,364)
Inventories, net		60,539	89,522	—	—	60,539	89,522
Defined benefit liabilities, net		—	—	(35,617)	—	(35,617)	—
Investments in subsidiaries and associates		—	—	(79,301)	(20,015)	(79,301)	(20,015)
Accrued expenses		123,106	131,196	—	—	123,106	131,196
Property, plant and equipment		669,449	691,599	(63,971)	(21,690)	605,478	669,909
Intangible assets		19,469	21,886	(8,000)	(10,759)	11,469	11,127
Provisions		63,943	59,875	—	(4,446)	63,943	55,429
Others		173,166	137,667	(3,601)	(328)	169,565	137,339
Tax loss carryforwards		953,209	607,432	—	—	953,209	607,432
Tax credit carryforwards		391,769	38,337	—	—	391,769	38,337

Deferred tax assets (liabilities)	~~W~~	2,454,650	1,777,514	(190,503)	(61,602)	2,264,147	1,715,912

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	January 1, 2019		Profit or loss	Other comprehensive loss	December 31, 2019	Profit or loss	Other comprehensive loss	December 31, 2020
Other accounts receivable, net	~~W~~	(1,013)	(3,351)	—	(4,364)	4,351	—	(13)
Inventories, net		60,606	28,916	—	89,522	(28,983)	—	60,539
Defined benefit liabilities, net		—	35,235	(35,235)	—	2,415	(38,032)	(35,617)
Subsidiaries and associates		13,404	(33,419)	—	(20,015)	(59,286)	—	(79,301)
Accrued expenses		126,072	5,124	—	131,196	(8,090)	—	123,106
Property, plant and equipment		444,226	225,683	—	669,909	(64,431)	—	605,478
Intangible assets		(11,120)	22,247	—	11,127	342	—	11,469
Provisions		32,468	22,961	—	55,429	8,514	—	63,943
Gain or loss on foreign currency translation, net		13	(13)	—	—	—	—	—
Others		13,185	124,154	—	137,339	32,226	—	169,565
Tax loss carryforwards		134,845	472,587	—	607,432	345,777	—	953,209
Tax credit carryforwards		308,393	(270,056)	—	38,337	353,432	—	391,769

Deferred tax assets (liabilities)	~~W~~	1,121,079	630,068	(35,235)	1,715,912	586,267	(38,032)	2,264,147

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

25.	Loss per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the years ended December 31, 2020 and 2019 are as follows:

(In won and No. of shares)	2020		2019
Loss attributable to owners of the Controlling Company for the year	~~W~~	(89,342,064,677)	(2,829,705,069,665)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(250)	(7,908)

For the years ended December 31, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)

Diluted loss per share is not different from basic loss per share. As of December 31, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

26. Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into cross currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2020 and 2019 are as follows:

(In millions)	December 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND	GBP
Cash and cash equivalents	1,795	164	13,382	34	7	4	33,843	—
Trade accounts and notes receivable	3,093	13	585	—	—	—	—	—
Non-trade receivables	52	93	222	3	6	—	9,773	—
Other assets denominated in foreign currencies	—	208	51	6	1	—	4,586	—
Trade accounts and notes payable	(1,948)	(9,831)	(2,037)	—	—	—	(357,149)	—
Other accounts payable	(268)	(6,239)	(2,018)	(4)	(8)	—	(997,204)	(2)
Financial liabilities	(4,294)	—	(27,825)	—	—	—	—	—

	(1,570)	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

Cross currency interest rate swap contracts	2,225	—	—	—	—	—	—	—

Net exposure	655	(15,592)	(17,640)	39	6	4	(1,306,151)	(2)

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivables	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Cross currency interest rate swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2020 and 2019 and the exchange rates at December 31, 2020 and December 31, 2019 are as follows:

(In won)	Average rate			Reporting date spot rate
	2020		2019	December 31, 2020	December 31, 2019
USD	~~W~~	1,180.46	1,165.46	1,088.00	1,157.80
JPY		11.05	10.70	10.54	10.63
CNY		170.90	168.56	166.96	165.74
TWD		40.07	37.74	38.67	38.48
EUR		1,345.71	1,304.52	1,338.24	1,297.43
PLN		302.95	303.62	292.02	304.87
VND		0.0508	0.0502	0.0471	0.0500
GBP		1,513.48	1,487.46	1,482.40	1,420.32

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2020 and 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2020			December 31, 2019
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	12,438	73,186	23,570	105,398
JPY (5 percent weakening)		(6,250)	(5,194)	(8,397)	(6,418)
CNY (5 percent weakening)		(147,294)	93	(92,454)	11
TWD (5 percent weakening)		75	—	772	—
EUR (5 percent weakening)		250	377	221	(278)
PLN (5 percent weakening)		43	43	8,036	28
VND (5 percent weakening)		(2,230)	(2,230)	(1,871)	(1,871)
GBP (5 percent weakening)		(107)	(107)	—	—

A stronger won against the above currencies as of December 31, 2020 and 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,925 million (~~W~~2,094,400 million) and interest rate swap contracts amounting to ~~W~~170,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2020 and 2019 is as follows:

(In millions of won)	December 31, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	4,296,823	3,414,838
Financial liabilities		(5,875,729)	(6,066,554)

	~~W~~	(1,578,906)	(2,651,716)

Variable rate instruments
Financial liabilities	~~W~~	(8,193,085)	(7,414,336)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2020 and 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2020
Variable rate instruments (*)	~~W~~	(45,352)	45,352	(45,352)	45,352
December 31, 2019
Variable rate instruments (*)	~~W~~	(38,774)	38,774	(38,774)	38,774

(*)	Financial instruments related to non-hedging interest rate swaps are excluded.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	4,217,943	3,336,003
Deposits in banks		78,663	78,768
Trade accounts and notes receivable, net		3,517,512	3,154,080
Non-trade receivables		140,616	463,614
Accrued income		3,864	10,434
Deposits		30,947	31,036
Short-term loans		28,491	21,623
Long-term loans		13,899	40,827
Long-term non-trade receivables		—	9,072
Lease receivables		22,262	27,794

	~~W~~	8,054,197	7,173,251

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	2,377	1,544
Derivatives		9,363	49,676

	~~W~~	11,740	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	76

	~~W~~	8,066,009	7,224,547

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2020.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,296,898	12,201,452	1,672,931	942,835	2,753,807	6,375,984	455,895
Bonds		2,771,916	2,786,822	327,489	551,540	1,379,750	435,757	92,286
Trade accounts and notes payable		3,779,290	3,779,290	3,660,788	118,502	—	—	—
Other accounts payable		1,703,791	1,703,791	1,703,791	—	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,078,150	1,078,150	473,511	604,639	—	—	—
Long-term other accounts payable		30	30	—	—	30	—	—
Security deposits received		12,539	12,539	—	1,430	10,920	189	—
Lease liabilities		83,431	90,132	25,150	14,284	19,779	22,181	8,738
Derivative financial liabilities
Derivatives	~~W~~	167,625	153,487	26,332	22,861	39,277	65,017	—

	~~W~~	20,893,670	21,805,693	7,889,992	2,256,091	4,203,563	6,899,128	556,919

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flow as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided in connection with the above agreement. Change in liabilities related to procurement cards for the year ended December 31, 2020 is as follows:

(In millions of won)
	January 1, 2020		Change (Cash flows from operation activities)	December 31, 2020
Other accounts payable (enterprise procurement cards)	~~W~~	2,353,355	(1,275,205)	1,078,150

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	22,334,584	23,086,282
Total equity		12,736,939	12,488,281
Cash and deposits in banks (*1)		4,296,751	3,414,760
Borrowings (including bonds)		14,068,814	13,480,889
Total liabilities to equity ratio		175%	185%
Net borrowings to equity ratio (*2)		77%	81%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt instruments

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020				December 31, 2019
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	4,218,099	(	*)	3,336,003	(	*)
Deposits in banks		78,663	(	*)	78,768	(	*)
Trade accounts and notes receivable		3,517,512	(	*)	3,154,080	(	*)
Non-trade receivables		140,616	(	*)	463,614	(	*)
Accrued income		3,864	(	*)	10,434	(	*)
Deposits		30,947	(	*)	31,036	(	*)
Short-term loans		28,491	(	*)	21,623	(	*)
Long-term loans		13,899	(	*)	40,827	(	*)
Long-term non-trade receivables		—	(	*)	9,072	(	*)
Lease receivables		22,262	(	*)	27,794	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,223	13,223		9,879	9,879
Convertible securities		2,377	2,377		1,544	1,544
Derivatives		9,363	9,363		49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	72		76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	167,625	167,625		20,592	20,592
Convertible bonds		861,675	861,675		858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,296,898	11,328,418		10,329,671	10,394,498
Bonds		1,910,241	1,923,517		2,292,833	2,345,867
Trade accounts and notes payable		3,779,290	(	*)	2,618,261	(	*)
Other accounts payable		2,781,941	(	*)	4,397,121	(	*)
Long-term other accounts payable		30	(	*)	1,069	(	*)
Security deposits received		12,539	(	*)	11,000	(	*)
Lease liabilities		83,431	(	*)	88,512	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,223	13,223
Convertible securities		—	—	2,377	2,377
Derivatives		—	—	9,363	9,363
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	72	—	—	72
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	167,625	167,625
Convertible bonds		861,675	—	—	861,675

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible securities		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	December 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,328,418	Discounted cash flow	Discount rate
Bonds		—	—	1,923,517	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Borrowings, bonds and others	2.15~4.46%	1.87~3.56%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

27.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets are presented as property, plant and equipment as of December 31, 2020 and December 31, 2019 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2020	~~W~~	53,213	49,754	2,147	7,848	288	113,250
Additions		44,900	607	1,197	4,459	591	51,754
Depreciation		(42,923)	(2,947)	(1,485)	(6,336)	(378)	(54,069)
Gain or loss on foreign currency translation		(24)	(3)	—	(1)	—	(28)

Balance at December 31, 2020	~~W~~	55,1666	47,411	1,859	5,970	501	110,907

(In millions of won)
	2019
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	75,777	53,960	1,111	10,800	392	142,040
Addition		19,743	1,890	2,882	4,971	247	29,733
Depreciation		(39,376)	(2,272)	(1,305)	(7,760)	(350)	(51,063)
Derecognition of right-of-use assets		(3,056)	—	(538)	—	—	(3,594)
Impairment		(248)	(3,833)	(20)	(193)	(8)	(4,302)
Gain or loss on foreign currency translation		373	9	17	30	7	436

Balance at December 31, 2019	~~W~~	53,213	49,754	2,147	7,848	288	113,250

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

27.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)

	2020		2019
Interest on lease liabilities	~~W~~	(4,456)	(4,085)
Income from sub-leasing right-of-use assets		896	1,079
Expenses relating to short-term leases		(977)	(1,783)
Expenses relating to leases of low-value assets		(231)	(1,188)

(iii)	Changes in lease liabilities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)

	2020		2019
Balance at January 1	~~W~~	88,512	115,119
Additions and others		52,663	33,878
Interest expense		4,456	4,085
Repayment of liabilities		(62,200)	(64,570)

Balance at December 31	~~W~~	83,431	88,512

(b)	Leases as lessor

During the years ended December 31, 2020 and 2019, the Group recognized interest income on lease receivables of ~~W~~896 million and ~~W~~1,079 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)

	December 31, 2020		December 31, 2019
6 months or less	~~W~~	3,306	3,282
6-12 months		3,306	3,282
1-2 years		6,612	6,563
2-5 years		10,469	16,956
Total undiscounted lease receivable		23,693	30,083
Unearned finance income		(1,431)	(2,289)
Net Investment in the lease		22,262	27,794

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

28.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2020 are as follows:

(In millions of won)
	January 1, 2020			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2020
Short-term borrowings	~~W~~	696,793	(267,614)	—	(34,273)	—	—	394,906
Current portion of long-term borrowings and bonds		1,242,904	(1,278,199)	2,763,075	(23,627)	763	793	2,705,709
Long-term borrowings		8,799,677	2,329,013	(1,935,274)	(173,758)	—	—	9,019,658
Bonds		2,741,516	49,949	(827,801)	(72,129)	20,207	36,799	1,948,541
Lease liabilities		88,512	(62,200)	—	5,362	—	51,757	83,431

	~~W~~	13,569,402	770,949	—	(298,425)	20,970	89,349	14,152,245

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2020 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	22	200	80	—	74,070	1,112
Paju Electric Glass Co., Ltd.		—	7,739	299,737	—	—	2,862
WooRee E&L Co., Ltd.		—	—	13,857	—	—	35
YAS Co., Ltd.		—	300	6,648	22,603	—	3,790
Material Science Co., Ltd.		—	—	93	—	—	—

	~~W~~	22	8,239	320,415	22,603	74,070	7,799

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	647,329	—	19,810	233,504	—	141,191
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	53,441	—	—	—	—	173
LG Electronics Vietnam Haiphong Co., Ltd.		332,977	—	—	—	—	1,138
LG Electronics Nanjing New Technology Co., Ltd.		439,674	—	—	—	—	1,333
LG Electronics RUS, LLC		95,465	—	—	—	—	303

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	111,710	—	—	—	—	230
LG Innotek Co., Ltd.		5,321	—	25,012	—	—	76,530
Qingdao LG Inspur Digital Communication Co., Ltd.		7,298	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		145,032	—	—	—	—	52
LG Electronics Mlawa Sp. z o.o.		729,135	—	—	—	—	1,188
LG Electronics Reynosa, S.A. DE C.V.		780,710	—	—	—	—	1,044
LG Electronics Egypt S.A.E.		69,853	—	—	—	—	375
LG Electronics Japan, Inc.		—	—	—	33	—	5,635
P.T. LG Electronics Indonesia		157,820	—	—	—	—	164
Others		5,030	—	229	—	—	7,632

	~~W~~	2,933,466	—	25,241	33	—	95,797

	~~W~~	3,580,817	8,239	365,466	256,140	74,070	244,787

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
INVENIA Co., Ltd.(*1)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	73,323	891
Paju Electric Glass Co., Ltd.		—	6,057	342,958	—	—	4,416
WooRee E&L Co., Ltd.		—	—	6,441	—	—	5
YAS Co., Ltd.		—	1,000	6,764	102,316	—	3,655
Material Science Co., Ltd.		—	—	59	—	—	313

	~~W~~	2,639	7,502	357,246	147,896	73,323	9,577

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	947,409	—	13,240	815,629	—	153,212
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	87,116	—	—	—	—	194
LG Electronics Vietnam Haiphong Co., Ltd.		277,743	—	—	3,019	—	924
LG Electronics Nanjing New Technology Co., Ltd.		297,033	—	—	31	—	486
LG Electronics RUS, LLC		100,894	—	—	—	—	1,972

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others		Purchase and others
		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~145,546	—	—	—	—	289
LG Innotek Co., Ltd.	7,572	—	53,886	—	—	79,162
Qingdao LG Inspur Digital Communication Co., Ltd.	22,563	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.	41,858	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.	114,520	—	—	—	—	85
LG Electronics Mlawa Sp. z o.o.	618,715	—	—	—	—	1,967
LG Hitachi Water Solutions Co., Ltd.(*2)	—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.	722,194	—	—	—	—	1,155
LG Electronics Air-Conditioning (Shandong) Co., Ltd.	—	—	444	14,527	—	88
HiEntech Co., Ltd.(*2)	47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd.(*2)	—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E.	97,359	—	—	—	—	241
LG Electronics Alabama Inc.	12,869	—	—	—	—	—
LG Electronics Japan, Inc.	—	—	—	14	—	6,236
P.T. LG Electronics Indonesia	11,200	—	—	—	—	176
Others	12,564	—	—	33	—	6,996

	~~W~~2,569,793	—	54,330	137,209	—	136,970

	~~W~~3,519,841	7,502	424,816	1,100,734	73,323	299,759

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
Associates
AVATEC Co., Ltd.		—	—	2,714	1,029
Paju Electric Glass Co., Ltd.		—	—	84,095	62,853
WooRee E&L Co., Ltd.		—	—	3,637	1,888
YAS Co., Ltd.		—	—	18,126	27,489
Material Science Co., Ltd.		—	—	—	8

	~~W~~	—	—	108,572	93,267

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	94,193	209,939	88,629	157,713
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	3,697	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		36,417	47,740	16	75
LG Electronics Nanjing New Technology Co., Ltd.		88,075	55,343	83	49
LG Electronics RUS, LLC		10,295	17,600	—	83
LG Electronics do Brasil Ltda.		7,481	14,805	14	26
LG Innotek Co., Ltd.		227	267	31,309	36,426
LG Electronics Mexicali, S.A. DE C.V.		20,969	11,195	15	17

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2020		December 31, 2019	December 31, 2020	December 31, 2019
LG Electronics Mlawa Sp. z o.o.	~~W~~	89,481	124,390	10	75
LG Electronics Reynosa, S.A. DE C.V.		70,555	82,927	50	62
LG Electronics Egypt S.A.E.		13,359	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		—	7,221	—	—
P.T. LG Electronics Indonesia		48,677	7,696	—	16
Others		804	2,452	2,062	3,548

	~~W~~	390,037	387,181	33,559	40,377

	~~W~~	484,230	597,120	230,760	291,357

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as grant and collection of loans, which occurred in the normal course of business with related parties for the year ended December 31, 2019 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2019		Increase	Decrease(*2)	December 31, 2019
INVENIA Co., Ltd.	~~W~~	2,000	1,000	(3,000)	—

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, a conglomerates according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2020 and 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	For the year ended December 31, 2020			December 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	376,898	260,736	81,353	28,583
LG Uplus Corp.		—	2,127	—	151
LG Chem Ltd. and its subsidiaries		1,286	861,285	115	179,944
S&I Corp. and its subsidiaries		324	261,710	5,864	103,896
Silicon Works Co., Ltd.		36	865,727	—	136,715
LG Corp.		—	57,200	6,799	1,417
LG Management Development Institute		—	8,294	3,480	351
LG CNS Co., Ltd. and its subsidiaries		254	202,222	253	93,477
LG Household & Health Care Ltd. and its subsidiaries		—	247	—	—
LG Holdings Japan Co., Ltd.		—	2,154	2,244	—
G2R Inc. and its subsidiaries		—	39,013	—	8,851
Robostar Co., Ltd.		—	1,769	—	1,033

	~~W~~	378,798	2,562,484	100,108	554,418

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(In millions of won)

	For the year ended December 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	625,609	425,895	93,623	77,721
LG Uplus Corp.		—	2,358	—	208
LG Chem Ltd. and its subsidiaries		82,565	1,123,633	97	128,636
S&I Corp. and its subsidiaries(*)		867	739,722	21,307	159,202
Silicon Works Co., Ltd.		92	713,484	—	126,856
LG Corp.		—	55,059	8,781	—
LG Management Development Institute		—	8,606	3,480	231
LG CNS Co., Ltd. and its subsidiaries		20	253,056	2	75,850
LG Hausys Ltd.		3	1	—	—
LG Household & Health Care and its subsidiaries		1	214	—	6
LG Holdings Japan Co., Ltd.		—	2,056	2,264	—
G2R Inc. and its subsidiaries		—	74,830	—	29,540
Robostar Co., Ltd.		—	11,384	—	2,332
Others(*)		16	234,121	—	—

	~~W~~	709,173	3,644,419	129,554	600,582

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd. in September 2019, transactions after the disposal are presented as others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)

	2020		2019
Short-term benefits	~~W~~	2,233	2,664
Expenses related to the defined benefit plan		346	553

	~~W~~	2,579	3,217

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

30.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)

	2020	2019
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~(662,164)	(1,333,967)
Recognition of right-of-use assets and lease liabilities	51,757	29,733

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 4, 2021	By: /s/ Daniel Lee
(Signature)

Name: Daniel Lee
Title: Head of IR / Vice President